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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13) *

                           ALBANY INTERNATIONAL CORP.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   012 348 108
                             ---------------------
                                 (CUSIP Number)

                                    -- -- --
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[ X ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages


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CUSIP No. 012-348-108                                       Page 2 of 5 Pages

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Bruce B. Purdy
     Soc. Sec. # ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     United States Citizen
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 Number of Shares             (5) Sole Voting Power
 Beneficially                       None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       1,587,003
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    None
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    1,587,003
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,718,456 (See Item 6, page 4)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)

     6.74%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

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                         SCHEDULE 13G: PAGE 3 OF 5 PAGES

ITEM 1(a).  NAME OF ISSUER:

            Albany International Corp.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

            1373 Broadway, Albany, New York

ITEM 2(a).  NAME OF PERSON FILING:

            Bruce B. Purdy

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            PO Box 7818
            Incline Village, Nevada  89452-7818

ITEM 2(c).  CITIZENSHIP:

            United States citizen

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

ITEM 2(e).  CUSIP NUMBER:

            012 348 108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(b) OR SS.SS.240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Inapplicable.


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                         SCHEDULE 13G: PAGE 4 OF 5 PAGES

ITEM 4.     OWNERSHIP:

            (a) Amount beneficially owned:  1,718,456

            (b) Percent of class:  6.74%

            (c) Number of shares as to which such person has

                (i)   sole power to vote or direct the vote
                      NONE

                (ii)  shared power to vote or direct the vote
                      1,587,003

                (iii) sole power to dispose or direct the disposition
                      NONE

                (iv)  shared power to dispose or direct the disposition
                      1,587,003

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Inapplicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Of the aggregate number of shares of Class A Common Stock reported as beneficially owned by the reporting person, 1,587,003 shares are owned by trusts as to which the reporting person shares voting and dispositive power with other trustees. Of this total, 180,000 shares are currently held by Meadowbrook Equity Fund III LLC. The trustees have the right to reacquire such shares under certain circumstances.

            In addition, of the aggregate number of shares reported as beneficially owned by the reporting person, 131,453 shares are owned by trusts as to which the reporting person has no voting or dispositive power but as to which the reporting person's spouse has such power as one of the trustees.

            Wells Fargo Bank Nevada, N.A. is a trustee of trusts holding an aggregate of 1,001,960 of the shares reported as beneficially owned by the reporting person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Inapplicable.

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                         SCHEDULE 13G: PAGE 5 OF 5 PAGES

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Inapplicable.

ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP:

            Inapplicable.

ITEM 10.    CERTIFICATION:

            Inapplicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2002
------------------------------
(Date)



/s/ Bruce B. Purdy
------------------------------------
(Signature)

Bruce B. Purdy
------------------------------
(Name)